FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 23 DATED DECEMBER 21, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, and Prospectus Supplement No. 19 thereto, dated March 22, 2007, Prospectus Supplement No. 21 thereto, dated November 7, 2007 and Prospectus Supplement No. 22 thereto, dated December 4, 2007. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the REIT initially disclosed such information. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose the suitability standards for Minnesota and Kansas investors, to include prior performance information for our sponsor’s personal investments and to update the program prior performance tables in the Prospectus and Prospectus Supplement No. 20.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of December 10, 2007, we had received aggregate gross offering proceeds of approximately $128.0 million from the sale of approximately 12 million shares in our initial public offering. Additionally, Lightstone SLP, LLC, an affiliate of The Lightstone Group LLC (our “Sponsor”), has contributed $12.8 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $10.2 million in selling commissions and dealer manager fees, and $2.6 million in other organization and offering expenses, as of December 10, 2007, we had raised aggregate net offering proceeds of approximately $128.0 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Suitability Standards

Standards for investors from Minnesota

The offering of our common shares is now available for purchase by Minnesota residents. The suitability is as follows:

•	The investor has either (a) a net worth of at least $95,000 and an annual gross income of at least $95,000, or (b) a net worth of at least $250,000.

Standards for investors from Kansas

•
The investor has either (a) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (b) a net worth of at least $250,000. It is recommended by the Office of Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Prior Performance Summary

The following paragraphs contain information on prior programs sponsored by its owner, David Lichtenstein (“Sponsor” or “The Lightstone Group”), to invest in real estate. This discussion includes a narrative summary of our Sponsor’s experience in the last ten years for (i) all programs sponsored by him, all of which have been nonpublic, that have invested in real estate regardless of the investment objectives of the program and (ii) its investments for its own account. The information set forth is current as of December 31, 2006, except where a different date is specified.

For purposes of this summary and the tables included in this Prospectus, we have divided the information into two separate sections. One section deals with the investment performance of our Sponsor, investing for its own account. These investments are referred to as “Non-Program Properties”. The other section deals with the 18 private real estate investment programs sponsored by our Sponsor and its affiliates which raised funds from outside investors during the 10 years ended December 31, 2006. These investments are referred to as “Program Properties”.

The information contained herein is included solely to provide prospective investors with background to be used to evaluate the real estate experience of our Sponsor and its affiliates. The information summarized below is set forth in greater detail in the Prior Performance Tables for Program and Non-Program Properties included in this Prospectus and this Supplement No. 23. Investors should direct their attention to the Prior Performance Tables for Program and Non-Program Properties for further information regarding the prior performance of the Sponsor and its affiliates. In addition, as part of its Registration Statement, we have filed certain tables with the Securities and Exchange Commission which report more detailed information regarding Program Property acquisitions by prior Programs. Investors can obtain copies of such tables, without charge, by requesting Table VI from Part II of this registration statement from us.

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS SPONSORED BY OUR SPONSOR OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS PROSPECTUS (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).

Our Sponsor

Our Sponsor does business as The Lightstone Group and wholly owns the limited liability company of that name, and is one of the largest private residential and commercial real estate owners and operators in the United States today. Our Sponsor has a portfolio of over 18,000 residential units, 687 extended stay hotels and approximately 29,000,000 square feet of retail, office and industrial properties located in 46 states, the District of Columbia, Puerto Rico and Canada. Based in New York, and supported by regional offices in New Jersey, Illinois, South Carolina and Maryland, our Sponsor employs approximately 14,000 staff and professionals.

Our Sponsor and its affiliates have acquired over 190 projects including numerous properties and portfolios from major national public and privately-held real estate companies such as Home Properties (NYSE:HME), Acadia Realty Trust (NYSE:AKR), Liberty Property Trust (NYSE:LRY), The Rouse Company (NYSE:RSE), Prime Retail Inc. (NASDAQ:PMRE), Prime Group Realty Trust (NYSE:PGE), F & W Management Company, United Dominion Realty Trust (NYSE:UDR), Intel Corporation (NASDAQ:INTC), Pennsylvania Real Estate Investment Trust (NYSE:PEI), Archon Group, an affiliate of Polaris Capital, and The Blackstone Group.

During the past ten years, our Sponsor has invested in numerous real estate properties. Generally, our Sponsor acquired such properties for its own account. Such personal account investment returns have consistently, on average, produced higher returns than the leading real estate indices. (These personal account investments are referred to as “Non-Program Properties”.) Additionally, our Sponsor also purchased certain real estate properties through 18 private programs in which it raised funds from outside investors during the last ten years. (Since outside investors are included, these are referred to as “Program Properties”.)

Non-Program Properties

The following is a summary of the investment performance of our Sponsor. It represents the results of investments made for its own account (“Non-Program Properties”) since 2002. Mr. Lichtenstein has been in the real estate business since 1985 and has been operating independently since 1995. Prior to that date, Mr. Lichtenstein operated in an organization that was controlled by a group over which he did not have operational control. This information is presented to show our Sponsor's experience investing in Non-Program Properties. For all Non-Program Properties, our Sponsor has operational control, including making all material property decisions.

The following definitions are applicable to the Non-Program Properties summaries below:

“Acquisition Costs” include a Non-Program Properties total purchase price including closing costs (e.g., legal fees and expenses, appraisals, accounting fees, due diligence expenses, title insurance and similar and related costs).

“Cumulative Capital Advanced” is the total cash capital contributed or loans advanced to the owning entities by our Sponsor and its affiliates.

“Cumulative Cash Distributions” is the aggregate amount of cash distributed by the owning entities from operating cash flow and sale and refinancing to our Sponsor and its affiliates.

These Non-Program Properties have similar investment objectives as the REIT, capital appreciation with a secondary objective of income. The Non-Program Properties differ from those of the REIT in that: (i) a substantial portion of our Sponsor’s returns have come from refinancing proceeds; (ii) our Sponsor utilizes more leverage than the REIT is permitted to use; (iii) the Non-Program Properties owning entities generally do not pay any Acquisition Fees, Asset Management Fees or other fees to our Sponsor which the REIT does pay; and (iv) the Non-Program Properties owning entities operational documents generally do not contain the prohibitions of self-dealing activities and the operational and investment limitations that are applicable to the REIT. YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.

At December 31, 2006, the aggregate acquisition cost of the Non-Program Properties owned is approximately $1.64 billion.  Such cost is the actual total acquisition costs of the Non-Program Properties and does not represent the current fair market value of such properties.  The Cumulative Capital Advanced in the Non-Program Properties is approximately $271.0 million with no capital advanced in such properties (after taking into account all cash distributions through December 31, 2006 from operating cash flow, sale proceeds and refinancing proceeds, which aggregate approximately $303.1 million).  We believe, based on appraisals and other valuations, that the value of the equity in these Non-Program Properties as of December 31, 2006 is substantially in excess of the Cumulative Capital Advanced.

For the period January 1, 2002 through December 31, 2006, the Non-Program Properties owned by our Sponsor made aggregate cash distributions to our Sponsor from operations, sales and refinancing proceeds of approximately $303.1 million. Information on such Non-Program Properties owned is set forth in the table below.

During the period 2004 through 2006, our Sponsor sold one multi-family Non-Program Property and 6 commercial Non-Program Properties (which were part of larger portfolios which our Sponsor still owns). Information on such Non-Program Sold Properties is set forth in the table below.

Aggregate Cash Distributions from Non-Program Properties for the Period January 1, 2002 to December 31, 2006
		2002	2003	2004	2005	2006
Number of Non-Program Real Estate Properties Owned		49	50	50	65	84

Cumulative Acquisition Costs to date	(1)	$252,710,470	$263,702,089	$263,702,089	$1,332,727,089	$1,640,447,392
Cumulative Capital Advanced as of the end of the period	(2)	$30,880,688	$35,251,434	$37,201,786	$247,598,614	$270,952,381
Cumulative Cash Distributions as of the end of the period	(3)	$36,349,961	$44,356,005	$55,585,489	$150,812,489	$303,098,044

Total Acquisition Costs during the period		$55,250,000	$10,991,619	$-	$1,069,025,000	$307,720,303
Original Mortgage		$50,859,643	$7,928,714	$-	$865,393,953	$286,573,360
Cash down Payment		$4,390,357	$3,062,904		$203,631,047	$21,146,943

Capital Invested during the period		$7,056,830	$4,370,745	$1,950,353	$210,396,827	$23,353,767

Total Cash distributions during the period		$10,845,242	$8,006,044	$11,229,484	$95,227,001	$152,285,555
From operating cash flow		$5,089,975	$3,385,682	$3,414,127	$1,981,368	$4,470,024
From sales		$1,829,070	$-	$-	$-	$67,476,682
From refinancing		$3,926,197	$4,620,362	$7,815,357	$93,245,633	$80,338,849

Non Program Debt at December 31,		$425,467,019	$472,907,837	$431,619,163	$1,163,858,716	$1,615,573,995

(1)	Costs for all years include Acquisition costs in the amount of $83.7 million which were for the properties sold shown on Table V.
(2)	Cumulative Capital Advanced as of 12/31/I, included $10.4 of capital contributed for the properties sold shown in Table V.
(3)	Cumulative Capital Distributed as of 12/31/06 Included $83.1 of capital distributed for the properties sold shown in Table V.

Non-Program Properties Sales for 2004 to 2006

Property	Six properties from the Original Acadia Portfolio(1)	Fairfield Towers

Date Acquired	Dec-02	Feb-99
Date Sold	Dec-06	Jul-06
Total costs of properties, including closing and soft costs	$11,782,027	$31,000,000
Original Mortgage Financing	$11,569,200	$28,500,000
Total Cumulative Capital Advanced during period owned	$212,827	$2,179,011
Total Selling Price, Net of Closing Costs	$15,499,465	$78,696,008
Mortgage Balance at time of Sale (2)	$11,261,367	$23,665,110
Total Cumulative Cash Distributions during period owned from operations	$1,166,892	$2,484,057
Total Cumulative Cash Distributions during period owned from refinancings	$-	$-
Cash received Net of Closing costs	$4,238,098	$51,977,217
Total cash distributions	$5,404,990	$54,461,274

(1)	The Acadia Portfolio was purchased as a portfolio and treated as a portfolio purchase with no individual allocations to properties.
(2)
In contemplation of the sale of properties from the Acadia portfolio, the entire portfolio of 17 properties was refinanced in December 2005. The mortgage balance represents the amount that was paid off as part of the portfolio refinancing. The actual sale occurred in 2006.

Narrative Summary of Acquisitions of Non-Program Properties for the period 1997 through 2006

In 1997, our Sponsor acquired Chelsea Village, a 261 unit residential property located in Atlantic City, New Jersey.

In 1998, our Sponsor acquired Towne Oaks, a 99 unit residential property located in Boundbrook, New Jersey, Liberty Gardens, a 232 unit residential property located in Bergenfield, New Jersey (sold in 2004), Plaza Village, a 114 unit residential property located in Morrisville, Pennsylvania and Lakewood Mazal, a 26 unit residential property located in Lakewood, New Jersey. During the same year our Sponsor also acquired 150 Grand Street, a 84,770 square foot office property located in White Plains, New York and Matawan Mall, a 20,585 square foot retail property located in Matawan, New Jersey.

In 1999, our Sponsor acquired 801 Madison, a 46 unit residential property located in Lakewood, New Jersey, Fairfield Towers, a 983 unit residential property located in Brooklyn, New York (sold in 2006), Pinewood Chase, a 492 unit residential property located in Suitland, Maryland, and Reisterstown Square, a 493 unit residential property located in Baltimore, Maryland. It also acquired Burrstone and Midtown, each of which are 100 unit residential properties located in New York.

In 2000, our Sponsor acquired two industrial properties containing 263,979 square feet located in Maryland and a portfolio of four shopping centers containing 379,686 square feet, located in Connecticut and Massachusetts. In addition, our Sponsor acquired 15 residential properties located in central New Jersey which consisted of 3,334 units.

In 2001, our Sponsor acquired Belford Towers, a 467 unit residential property located in Takoma Park, Maryland. In addition, our Sponsor acquired a portfolio of over 730,000 square feet of office properties in Pennsylvania and Florida.

In 2002, our Sponsor acquired a portfolio of 17 shopping centers (6 centers were sold in 2006) located in the Eastern U.S. containing approximately 2,300,000 square feet and Lakewood Plaza, a 98 unit residential property located in Lakewood, New Jersey.

In 2003, our Sponsor acquired a portfolio of 19 apartment buildings in Virginia containing 1,808 units. Finally, it acquired a six-building high-tech industrial complex, containing approximately 375,000 square feet, located in Las Piedras, Puerto Rico, and three shopping centers containing approximately 193,000 square feet, located in New Jersey.

In 2005, our Sponsor acquired a portfolio of two full price malls of over 1.1 million square feet of retail space located in Macon, Georgia and Burlington, North Carolina. In addition, our Sponsor acquired 101,000 square feet of retail space located in Egg Harbor, New Jersey. Finally, our Sponsor acquired 11 office buildings totaling 4.6 million square feet, a 120,000-square-foot industrial property, and 9.3 acres of developable land, in addition to three joint venture interests in office properties totaling 2.8 million square feet, all located primarily in the Chicago metropolitan area.

In 2006, our Sponsor acquired fifteen residential properties in three private programs in Detroit Michigan which consisted of over 4,000 units.

Program Properties

Generally our Sponsor acquired properties for its own account and neither our Sponsor nor its affiliates have operated any public programs. As of December 31, 2006, our Sponsor and its affiliates have raised approximately $147.3 million in 18 private programs that have acquired interests in Program Properties with an aggregate investment in excess of $1.22 billion. Our Sponsor has financed these programs with institutional first mortgages. The cumulative capital advanced or contributed for Program Properties (both investors and our Sponsor) was $147.3 million at December 31, 2006; $116.8 million at December 31, 2005; $72.6 million at December 31, 2004; $63.9 million at December 31, 2003; and $27.0 million at December 31, 2002. These Program Properties are located throughout the United States. 87% of the Program Properties acquired are retail, 9% of the Program Properties acquired are residential and 4% of the Program Properties acquired are office and industrial. None of the Program Properties included in such figures were newly constructed, and only one of them has been sold. Each of these programs is similar to our program because they invested in the same property types, (i.e., retail, residential, industrial and office). We believe, based on appraisals and other valuations, that the value of the equity in these Program Properties as of December 31, 2006 is substantially in excess of the cumulative capital advanced or contributed.

Adverse Business Developments

The Program Properties and Non-Program Properties sponsored by The Lightstone Group and its affiliates have met and continue to meet their principal investment objectives. Over time some of these programs have acquired troubled properties or mortgage bonds or loans; however, none of the troubled properties or mortgage bonds or loans have prevented the programs from meeting their objectives.

Prior Performance for Program Properties

The prior performance information that was included in the Prospectus and in Prospectus Supplement No. 20, dated April 9, 2007, has been revised in this Prospectus Supplement No. 23. The prior performance information that was included in the Prospectus dated May 23, 2005 suggested that certain performance data for the private programs of our Sponsor, The Lightstone Group, was presented according to generally accepted accounting principles in the United States, or GAAP. However, our Sponsor’s private programs can and do report their results on a full accrual income tax basis, not a GAAP basis. All of the program data in the Prior Performance Tables included in the Prospectus was reported on a full accrual income tax basis only. Neither our Sponsor nor its affiliates have operated any public programs that would be required to be reported according to GAAP, as explained in more detail in our Prior Performance Summary above. All of the Program Properties data included in this Prospectus and in this Prospectus Supplement No. 23 in the Prior Performance Tables below is reported on a full accrual income tax basis only.

Investors should understand that the results of private programs may be different if they were reported on a GAAP basis. Some of the major differences between GAAP accounting and income tax accounting that impact the accounting for investments in real estate are described in the following paragraphs:

•    GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract.

•    GAAP requires that when an asset is considered held for sale, depreciation ceases to be recognized on that asset, whereas for income tax purposes, depreciation continues until the asset either is sold or is no longer in service.

•    GAAP requires that when a building is purchased certain intangible assets (such as above- and below-market leases, tenant relationships and in-place lease costs) are allocated separately from the building and are amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets are not recognized for income tax purposes and are not allocated separate from the building for purposes of tax depreciation.

Prior Performance Tables for Program Properties

The following introduction provides information relating to real estate investment Program Properties sponsored by the Sponsor or its affiliates (“Prior Programs’). Neither our Sponsor nor its affiliates have operated any public programs and these tables aggregate all 18 of their prior private programs to which third parties contributed capital. These programs are substantially similar to our program because they invested in the same property types (i.e. retail, residential, industrial and office) that we have acquired or intend to acquire and had the same objectives as we do. These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2006. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by The Lightstone Group that raised capital from third parties. During the five years ending December 31, 2006, The Lightstone Group sponsored programs that invested in Program Properties that have investment objectives similar to ours.

Prospective investors should read these tables carefully together with the summary information concerning the prior programs as set forth in “Prior Performance Summary” elsewhere in this Prospectus.

INVESTORS IN LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC. WILL NOT OWN ANY INTEREST IN THE PRIOR PROGRAM PROPERTIES AND SHOULD NOT ASSUME THAT THEY WILL EXPERIENCE RETURNS, IF ANY, COMPARABLE TO THOSE EXPERIENCED BY INVESTORS IN SUCH PRIOR PROGRAMS.

Additional information about these tables can be obtained by calling us at (732) 367-0129.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•    “Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•    “Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•    “GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•    “Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•    “Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•   “Return of Capital” refers to distributions to investors in excess of net income.

Table I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR PROGRAM PROPERTIES (1)
(UNAUDITED)

Table I provides a summary of the experience of The Lightstone Group as a sponsor in raising and investing funds in programs that invested in Program Properties for which the offerings closed between December 31, 2004 and December 31, 2006. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of these offerings and the time period over which the proceeds have been invested.

	2004		2005	2006

Dollar Amount Offered (total equity)	$7,243,906		$39,825,885	$3,615,938
Dollar Amount Raised from Investors	$2,123,919		$16,547,212	$172,220
Dollar Amount Raised from Sponsor and Affiliates	$5,119,987		$23,278,673	$3,443,718
Total Dollar Amount
Less offering expenses:	—		—	—
Selling commissions and discounts	—		—	—
Retained by affiliates	—		—	—
Organizational expenses	—		—	—
Other (explain)	—		—	—

Reserves:
Percent available for investment	100.0%	%	100.0%	100.0%
Acquisition costs:
Prepaid items and fees related to purchase of
property	2.3%	%	5.2%	11.3%
Cash down payment—(deposit)	1.6%	%	19.4%	7.3%
Acquisition fees	—		—	—
Other (explain)	—		—	—

Total acquisition cost (purchase price + closing costs)	$182,995,000		$176,892,318	$14,907,226

Percent leverage (mortgage financing divided by total)	96.0%		74.6%	81.4%

Number of Offerings in the Year	2		4	1

Length of offerings (in months)	1		1	1

Month(s) to invest 90% of amount available for investment	1		1	1

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties. No programs were offered or closed during 2004.

(2)
All of the Program Properties were acquired by our Sponsor before it identified investors to invest in the properties. As such, the concept of a time period during which our Sponsor invested 90% of the amount available for investment is inapplicable here. However, the periods provided in the “Length of offerings (in months)” row indicate the time spent raising money after our Sponsor entered into a definitive agreement to acquire a property but before closing on the acquisition (and during which it received investments from third parties).

Table II

COMPENSATION TO SPONSOR FROM PROGRAM PROPERTIES (1)
(UNAUDITED)

Table II summarizes the amount and type of compensation paid to Lightstone and its affiliates from prior programs that invested in Program Properties during the three years ended December 31, 2006.

	Compensation for 2 programs that closed in 2004	Compensation for 3 programs that closed in 2005	Compensation for 1 program that was received in 2006	Compensation for all other programs that was received in 2004	Compensation for all other programs that was received in 2005	Compensation for all other programs that was received in 2006
Date offering commenced	2004	2005	2006	n/a	n/a	—
Dollar amount raised	$7,243,906	$39,825,885	$3,615,938	$1,385,185	$2,381,593	$2,828,606
Amount paid to sponsor from proceeds of offering:	—		—	—	—	—
Underwriting fees	—		—	—	—	—
Acquisition fees	—		—	—	—	—
-Real estate commissions	—		—	—	—	—
-Advisory fees	—		—	—	—	—
-Other (identify and quantify)	—		—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	$132,619	$3,108,844	$3,005,034	$30,497,432	(7,403,722)	$47,942,112
Actual amount paid to sponsor from operations:
Property management fees	—	$—	$38,579	$2,841,685	$65,927,903	$9,961,421
Partnership management fees	—	—	—	—	—	—
Reimbursements	—	—	—	—	—	—
Leasing commissions	—	—	—	—	—	—
Other—Distributions from operations	—	$4,944	—	$1,985,151	$2,073,430	$5,678,854
Dollar amount of property sales and refinancing before deducting payment to sponsor
-Cash	—	—	—	$27,943,052	$216,253,680	$161,712,840
-Notes	—	—	—	—	—	—
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	—	—	—	—	—	—
Incentive fees	—	—	—	—	—	—
Other - Distributions from refinancing	—	—	—	—	174,972,564	21,885,576

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties.

Table III
OPERATING RESULTS OF PRIOR PROGRAM PROPERTIES (1)
(UNAUDITED)

Table III summarizes the operating results of The Lightstone Group’s prior programs that invested in Program Properties, the offerings of which have closed since December 31, 2001. All figures are as of December 31 of the year indicated.

	2002	2003		2004		2005	2006
Number of Programs(2)	5	11		13		17	18
Gross Revenues	$14,515,623	$33,234,959		$166,295,573		$191,811,627	$228,543,799
Profit (loss) on sales of properties	n/a	(240,725)		2,883,232		3,577,921	2,361,668
Less: Operating expenses	$4,765,461	$13,794,966		$83,776,450		$102,358,957	$91,583,271
Interest expense	$5,786,056	$11,092,363		$46,529,294		$85,097,857	$83,633,680
Depreciation	$2,672,698	$8,458,862		$33,119,208		$44,710,453	$44,002,077
Net Income—Tax Basis	$1,291,408	$(351,957)		$5,753,853	(3)	$(36,777,719)	$11,686,439
Taxable Income (Loss)
From operations	$1,291,408	$(111,232)	(4)	$2,870,621	(4)	$(40,355,640)	$9,324,771
From gain (loss) on sale	—	$(240,725)		$2,883,232		$3,577,921	$2,361,668
Cash generated from operations	$3,389,144	$6,389,172		$30,630,051		$(4,294,877)	$50,947,146
Cash generated from sales	—	—		$2,599,020		$5,048,636	$12,984,649
Cash generated from refinancing	—	—		$27,943,052		$216,253,680	$161,712,840
Cash generated from operations, sales and refinancing	$3,389,144	$6,389,172		$61,041,809		$217,007,438	$225,644,635
Less: Cash distribution to investors
From operating cash flow	$678,000	$1,408,749		$2,115,465		$3,251,260	$1,408,749
From sales and refinancing	—	—		$7,853,825		$174,972,564	$21,885,576
From other	—	—		—		$-	$-
Cash generated after cash distributions	$2,711,144	$4,980,423		$51,072,519		$38,783,615	$202,350,310
Less: Special items	n/a	n/a		n/a
Cash generated after cash distributions and special items	$2,711,144	$4,980,423		$51,072,519		$38,783,615	$202,350,310
Tax and distribution data per $1,000 invested	—	—		—		—	—
Federal income tax results:
Ordinary income (loss)
-from operations	$1,291,408	$(111,232)	(4)	$2,870,621	(4)	$(40,355,640)	$9,324,771
-from recapture	—	—		—		—	—
Capital gain (loss)	—	—		—		—	—
Cash distributions to investors Source (on Tax basis)
-Investment Income	$678,000	$1,408,749		$9,969,290		$174,023,824	$23,294,325
-Return of capital	—	—		—		4,200,000	—
Source (on cash basis)
-Sales	—	—		—		—	—
-Refinancing	—	—		$7,853,825		$174,972,564	$21,885,576
-Operations	$678,000	$1,408,749		$2,115,465		$3,251,260	$1,408,749
-Other	—	—		—		$-	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100.0%	100.0%		100.0%		98.6%	96.6%

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties.
(2)	Including prior years.
(3)
Pursuant to the acquisition agreement, Lightstone was required to purchase the entire Prime portfolio. However, its acquisition strategy contemplated retaining only some of the assets and the release of other properties to the lenders. Impairment charges, net of gains from early extinguishments of debt, have been recognized on assets that have been surrendered to lenders through deed in lieu of foreclosure transactions or foreclosure transactions.

(4)
Lightstone’s 2003 tax loss was due, for the most part, to cost segregation studies that were performed in connection with its acquisition of the Prime Portfolio for the purpose of increasing its depreciation deductions.

Table V

SALES OR DISPOSALS OF PROGRAM PROPERTIES

	Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash received Net of Closing Costs	Mortgage Balance at Time of Sale	Total
Prime Outlets - Anderson	December-03	Jul-05	$941,088	$8,739,063	$9,680,151

Prime Outlets - Odessa	December-03	Dec-05	$4,107,549	-	$4,107,549

Prime Outlets - Morrisville	October-91	Mar-06	$1,562,128	$6,081,400	$7,643,528

Prime Outlets - Warehouse Row	June-04	Oct-06	$13,131,821	$-	$13,131,821

Liberty Gardens	February-98	Oct-04	$12,138,460	$9,590,310	$21,728,770

Northwood Apartments	March-96	Jan-06	$2,323,531	$9,990,528	$12,314,0259

	Cost of Properties Including Closing and Soft Costs

Property	Original Mortgage Financing	Cash Acquisition Costs, Capital Improvements, Closing and Soft Costs	Total	Excess(Deficiency) Cash over Cash Expenditures
Prime Outlets - Anderson	$3,988,173	$7,666,150	$11,654,323	$12,011,132

Prime Outlets - Odessa	$-	$2,887,658	$2,887,658	$4,099,509

Prime Outlets - Morrisville	$-	$19,780,805	$19,780,805	$5,606,723

Prime Outlets - Warehouse Row	$-	$5,882,710	$5,882,710	$5,569,861

Liberty Gardens	$9,150,000	$28,814,993	$37,964,993	$422,854

Northwood Apartments	$7,888,000	$112,000	$8,000,000	$4,314,059